Consolidated Financial Statements

Consolidated Statement of Income
(Unaudited) (Canadian $ in millions, except as noted)	For the three months ended					For the six months ended
	April 30,	January 31,	October 31,	July 31,	April 30,	April 30,	April 30,
	2005	2005	2004	2004	2004	2005	2004
							Restated
			Restated (see Note 2)				(see Note 2)
Interest, Dividend and Fee Income
Loans	$1,843	$1,798	$1,696	$1,693	$1,639	$3,641	$3,354
Securities	461	428	367	363	354	889	746
Deposits with banks	160	112	104	114	115	272	220

	2,464	2,338	2,167	2,170	2,108	4,802	4,320

Interest Expense
Deposits	875	793	679	652	692	1,668	1,413
Subordinated debt	52	47	48	48	47	99	97
Preferred shares and capital trust securities (Note 2)	26	25	33	30	31	51	61
Other liabilities	330	275	231	200	183	605	367

	1,283	1,140	991	930	953	2,423	1,938

Net Interest Income	1,181	1,198	1,176	1,240	1,155	2,379	2,382
Provision for credit losses (Note 3)	6	43	(13)	(110)	5	49	20

Net Interest Income After Provision for Credit Losses	1,175	1,155	1,189	1,350	1,150	2,330	2,362

Non-Interest Revenue
Securities commissions and fees	299	266	241	242	301	565	572
Deposit and payment service charges	180	179	187	188	184	359	371
Trading revenues	60	101	22	59	69	161	119
Lending fees	73	75	81	89	70	148	147
Card fees	88	88	73	81	28	176	107
Investment management and custodial fees	74	75	75	81	76	149	151
Mutual fund revenues	106	102	96	98	96	208	184
Securitization revenues	33	20	43	46	45	53	88
Underwriting and advisory fees	77	87	79	73	104	164	191
Investment securities gains (Note 2)	12	37	37	5	93	49	133
Foreign exchange, other than trading	45	45	45	39	53	90	93
Insurance income	39	41	37	37	34	80	65
Other	130	97	57	83	98	227	136

	1,216	1,213	1,073	1,121	1,251	2,429	2,357

Net Interest Income and Non-Interest Revenue	2,391	2,368	2,262	2,471	2,401	4,759	4,719

Non-Interest Expense
Employee compensation (Note 6)	925	926	825	919	935	1,851	1,888
Premises and equipment	312	303	324	311	315	615	617
Amortization of intangible assets	24	24	25	27	26	48	52
Travel and business development	60	50	69	60	59	110	110
Communications	32	28	35	33	34	60	70
Business and capital taxes	26	24	29	23	24	50	47
Professional fees	59	61	71	58	66	120	133
Other	141	117	115	107	106	258	209

Total Non-Interest Expense	1,579	1,533	1,493	1,538	1,565	3,112	3,126

Income Before Provision for Income Taxes and Non-Controlling Interest in Subsidiaries	812	835	769	933	836	1,647	1,593
Income taxes	198	219	213	286	241	417	473

	614	616	556	647	595	1,230	1,120
Non-controlling interest in subsidiaries	14	14	5	4	4	28	8

Net Income	$600	$602	$551	$643	$591	$1,202	$1,112

Preferred share dividends	$8	$8	$5	$9	$9	$16	$17
Net income available to common shareholders	$592	$594	$546	$634	$582	$1,186	$1,095
Average common shares (in thousands)	499,415	501,268	500,635	502,177	502,619	500,357	501,910
Average diluted common shares (in thousands)	510,237	512,941	513,355	514,800	516,430	511,611	516,053

Earnings Per Share (Canadian $)
Basic	$1.19	$1.18	$1.08	$1.27	$1.16	$2.37	$2.18
Diluted	1.16	1.16	1.06	1.24	1.12	2.32	2.12
Dividends Declared Per Common Share	0.46	0.44	0.44	0.40	0.40	0.90	0.75

The accompanying notes to consolidated financial statements are an integral part of these statements. Certain comparative figures have been reclassified to conform to the current period’s presentation.

22   BMO Financial Group Second Quarter Report 2005

Consolidated Balance Sheet
(Unaudited) (Canadian $ in millions)	As at
	April 30,	January 31,	October 31,	July 31,	April 30,
	2005	2005	2004	2004	2004
			Restated (see Note 2)
Assets

Cash Resources	$21,141	$20,292	$18,045	$20,788	$22,266

Securities
Investment	15,698	15,174	15,017	15,633	18,385
Trading	43,717	38,009	35,444	34,977	39,004
Loan substitutes	11	11	11	11	11

	59,426	53,194	50,472	50,621	57,400

Loans
Residential mortgages	57,703	57,038	56,444	55,969	54,512
Consumer instalment and other personal	26,714	25,728	24,887	24,568	23,623
Credit cards	4,557	4,525	3,702	3,530	3,405
Businesses and governments	47,716	45,886	44,559	47,241	45,926
Securities borrowed or purchased under resale agreements	31,357	24,487	22,609	22,727	25,613

	168,047	157,664	152,201	154,035	153,079
Customers’ liability under acceptances	5,814	4,475	5,355	5,498	5,024
Allowance for credit losses (Note 3)	(1,220)	(1,314)	(1,308)	(1,487)	(1,667)

	172,641	160,825	156,248	158,046	156,436

Other Assets
Derivative financial instruments	23,031	22,778	25,448	19,325	21,424
Premises and equipment	1,875	2,012	2,020	2,021	2,030
Goodwill	1,632	1,602	1,507	1,589	1,415
Intangible assets	462	486	480	549	578
Other (Note 2)	12,148	32,905	10,974	9,005	11,507

	39,148	59,783	40,429	32,489	36,954

Total Assets	$292,356	$294,094	$265,194	$261,944	$273,056

Liabilities and Shareholders’ Equity

Deposits
Banks	$23,536	$24,488	$20,654	$22,320	$23,996
Businesses and governments	89,698	81,306	79,614	81,678	84,465
Individuals	77,811	76,538	74,922	77,061	76,466

	191,045	182,332	175,190	181,059	184,927

Other Liabilities
Derivative financial instruments	21,862	21,913	23,973	18,081	19,959
Acceptances	5,814	4,475	5,355	5,498	5,024
Securities sold but not yet purchased	13,674	11,783	10,441	10,295	10,624
Securities lent or sold under repurchase agreements	28,694	23,425	21,345	21,307	25,212
Other (Note 2)	12,887	32,579	12,156	8,467	10,263

	82,931	94,175	73,270	63,648	71,082

Subordinated Debt (Note 7)	3,420	2,909	2,395	2,462	2,488

Preferred Share Liability (Notes 2 & 8)	450	450	450	850	850

Capital Trust Securities (Note 2)	1,150	1,150	1,150	1,150	1,150

Shareholders’ Equity
Share capital (Note 8)	4,512	4,492	4,453	4,414	4,379
Contributed surplus	15	12	10	8	21
Net unrealized foreign exchange loss	(380)	(432)	(497)	(173)	(57)
Retained earnings	9,213	9,006	8,773	8,526	8,216

	13,360	13,078	12,739	12,775	12,559

Total Liabilities and Shareholders’ Equity	$292,356	$294,094	$265,194	$261,944	$273,056

The accompanying notes to consolidated financial statements are an integral part of these statements.
Certain comparative figures have been reclassified to conform to the current period’s presentation.

BMO Financial Group Second Quarter Report 2005   23

Consolidated Financial Statements

Consolidated Statement of Changes in Shareholders’ Equity
(Unaudited) (Canadian $ in millions)	For the three months ended		For the six months ended
	April 30,	April 30,	April 30,	April 30,
	2005	2004	2005	2004
		Restated		Restated
		(see Note 2)		(see Note 2)
Preferred Shares
Balance at beginning of period	$596	$1,446	$596	$1,446
Impact of adopting new accounting requirements for liabilities and equity (Note 2)	—	(850)	—	(850)

Balance at beginning of period (as restated)	596	596	596	596

Balance at End of Period	596	596	596	596

Common Shares
Balance at beginning of period	3,896	3,751	3,857	3,662
Issued under the Shareholder Dividend Reinvestment and Share Purchase Plan	17	15	35	29
Issued under the Stock Option Plan	28	27	63	102
Issued on the exchange of shares of a subsidiary corporation	—	—	2	1
Repurchased for cancellation (Note 8)	(25)	(10)	(41)	(11)

Balance at End of Period	3,916	3,783	3,916	3,783

Contributed Surplus
Balance at beginning of period	12	20	10	3
Stock option expense (Note 6)	3	1	5	3
Gain on treasury shares, net of applicable income taxes (Note 8)	—	—	—	15

Balance at End of Period	15	21	15	21

Net Unrealized Foreign Exchange Gain (Loss)
Balance at beginning of period	(432)	(178)	(497)	(195)
Unrealized gain on translation of net investments in foreign operations	137	344	317	394
Hedging loss	(131)	(343)	(307)	(394)
Income taxes	46	120	107	138

Balance at End of Period	(380)	(57)	(380)	(57)

Retained Earnings
Balance at beginning of period	9,006	7,897	8,773	7,566
Cumulative impact of adopting new accounting requirements for Variable Interest Entities, net of applicable income taxes (Note 2)	—	—	(42)	—

	9,006	7,897	8,731	7,566
Net income	600	591	1,202	1,112
Dividends — Preferred shares	(8)	(9)	(16)	(17)
— Common shares	(230)	(201)	(450)	(376)
Common shares repurchased for cancellation (Note 8)	(155)	(62)	(254)	(69)

Balance at End of Period	9,213	8,216	9,213	8,216

Total Shareholders’ Equity	$13,360	$12,559	$13,360	$12,559

The accompanying notes to consolidated financial statements are an integral part of these statements.

24   BMO Financial Group Second Quarter Report 2005

Consolidated Statement of Cash Flows
(Unaudited) (Canadian $ in millions)	For the three months ended		For the six months ended
	April 30,	April 30,	April 30,	April 30,
	2005	2004	2005	2004
		Restated		Restated
		(see Note 2)		(see Note 2)
Cash Flows from Operating Activities
Net income	$600	$591	$1,202	$1,112
Adjustments to determine net cash flows provided by (used in) operating activities
Write-down of investment securities	—	20	7	34
Net gain on investment securities	(12)	(113)	(56)	(167)
Net increase in trading securities	(5,708)	(274)	(8,273)	(4,009)
Provision for credit losses	6	5	49	20
Gain on sale of securitized loans	(23)	(32)	(42)	(65)
Change in derivative financial instruments
(Increase) decrease in derivative asset	(253)	671	2,417	(208)
Decrease in derivative liability	(51)	(1,843)	(2,111)	(756)
Amortization of premises and equipment	90	90	185	179
Amortization of intangible assets	24	26	48	52
Future income tax expense (benefit)	(11)	(3)	40	78
Net decrease in current income taxes	(59)	(193)	(340)	(1,098)
Change in accrued interest
Increase in interest receivable	(120)	(41)	(167)	(48)
Increase (decrease) in interest payable	92	(76)	90	(66)
Changes in other items and accruals, net	1,648	833	(513)	(793)

Net Cash Used in Operating Activities	(3,777)	(339)	(7,464)	(5,735)

Cash Flows from Financing Activities
Net increase in deposits	8,713	6,650	15,103	13,168
Net increase in securities sold but not yet purchased	1,891	955	3,233	2,369
Net increase in securities lent or sold under repurchase agreements	5,269	1,071	7,349	1,145
Net increase in liabilities of subsidiaries	740	260	495	273
Repayment of subordinated debt	—	—	—	(400)
Proceeds from issuance of subordinated debt	500	—	1,000	—
Proceeds from issuance of common shares	45	42	98	131
Proceeds from sale of treasury shares (Note 8)	—	—	—	149
Common shares repurchased for cancellation (Note 8)	(180)	(72)	(295)	(80)
Dividends paid	(238)	(210)	(466)	(394)

Net Cash Provided by Financing Activities	16,740	8,696	26,517	16,361

Cash Flows from Investing Activities
Net increase in interest bearing deposits with banks	(1,535)	(2,182)	(3,205)	(2,710)
Purchase of investment securities	(4,011)	(7,703)	(8,096)	(15,102)
Maturities of investment securities	1,742	3,900	3,792	7,086
Proceeds from sales of investment securities	1,909	4,741	4,329	10,071
Net increase in loans, customers’ liability under acceptances and loan substitute securities	(5,626)	(3,990)	(8,470)	(5,835)
Proceeds from securitization of loans	695	251	1,438	396
Net increase in securities borrowed or purchased under resale agreements	(6,870)	(2,904)	(8,748)	(4,615)
Proceeds from sales of land and buildings	148	—	148	—
Premises and equipment — net purchases	(101)	(90)	(164)	(161)
Acquisitions (Note 5)	—	(67)	(194)	(69)

Net Cash Used in Investing Activities	(13,649)	(8,044)	(19,170)	(10,939)

Net Increase (Decrease) in Cash and Cash Equivalents	(686)	313	(117)	(313)
Cash and Cash Equivalents at Beginning of Period	3,175	1,889	2,606	2,515

Cash and Cash Equivalents at End of Period	$2,489	$2,202	$2,489	$2,202

The accompanying notes to consolidated financial statements are an integral part of these statements.
Certain comparative figures have been reclassified to conform to the current period’s presentation.

BMO Financial Group Second Quarter Report 2005   25

Notes to Consolidated Financial Statements

For the six months ended April 30, 2005 (Unaudited)

Note 1     Basis of Presentation

These consolidated financial statements should be read in conjunction with the notes to our consolidated financial statements for the year ended October 31, 2004 as set out on pages 87 to 122 of our 2004 Annual Report. These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) using the same accounting policies and methods of computation as were used for our consolidated financial statements for the year ended October 31, 2004, except as described in Note 2.

Note 2     Changes in Accounting Policies

Liabilities and Equity
On November 1, 2004, we adopted the Canadian Institute of Chartered Accountant’s (CICA) new accounting requirements on the classification of financial instruments as liabilities or equity. The new rules require that our preferred shares and capital trust securities, which are ultimately convertible into a variable number of our common shares at the holders’ option, be classified as liabilities. We reclassified $450 million of our Class B Preferred shares, Series 4 and 6 from share capital to preferred share liability. In addition, we also reclassified $1,150 million of our capital trust securities, Series A, B and C, previously recorded as non-controlling interest in subsidiaries in other liabilities, to capital trust securities. The dividends declared on those preferred shares as well as the distributions made on those capital trust securities are now recorded as interest expense. This change did not impact earnings per share or net income available to common shareholders since preferred share dividends are deducted from net income in determining those measures.

We have restated prior periods’ financial statements to be consistent with the new presentation, as is required under the new rules. The impact of this change in accounting policy on the current and prior periods is as follows:

	For the three months ended					For the six months ended
	April 30,	January 31,	October 31,	July 31,	April 30,	April 30,	April 30,
(Canadian $ in millions)	2005	2005	2004	2004	2004	2005	2004
Increase (decrease) in net income

Consolidated Statement of Income
Interest Expense — Preferred shares and capital trust securities	$(26)	$(25)	$(33)	$(30)	$(31)	$(51)	$(61)
Non-controlling interest in subsidiaries	11	11	11	10	11	22	22
Income taxes	10	9	10	9	9	19	17

Net Income	(5)	(5)	(12)	(11)	(11)	(10)	(22)
Preferred share dividends	5	5	12	11	11	10	22

Change in Net Income available to common shareholders	$—	$—	$—	$—	$—	$—	$—

	As at
	April 30,	January 31,	October 31,	July 31,	April 30,
(Canadian $ in millions)	2005	2005	2004	2004	2004
Increase (decrease)

Consolidated Balance Sheet
Preferred share liability	$450	$450	$450	$850	$850
Capital trust securities	1,150	1,150	1,150	1,150	1,150
Other liabilities	(1,150)	(1,150)	(1,150)	(1,150)	(1,150)
Share capital	(450)	(450)	(450)	(850)	(850)

Variable Interest Entities
On November 1, 2004, we adopted the CICA’s new accounting requirements on the consolidation of variable interest entities (VIEs). VIEs include entities where the equity invested is considered insufficient to finance the entity’s activities. The new rules require that we consolidate VIEs if the investments we hold in these entities and/or the relationships we have with them result in us being exposed to a majority of their expected losses, being able to benefit from a majority of their expected residual returns, or both, based on a calculation determined by standard setters. Prior period financial statements were not restated for this change.

Beginning on November 1, 2004, we consolidated our customer securitization vehicles. We grouped the assets and liabilities of these VIEs into other assets and other liabilities, respectively, and all impacts on net income before provision for income taxes were recorded in non-interest revenue — other, as it was our intention to restructure these VIEs. The impact on our Consolidated Balance Sheet on November 1, 2004, was an increase in other assets of $21,160 million, a decrease in derivative financial instrument assets of $67 million, an increase in other liabilities of $21,150 million, a decrease in derivative financial instrument liabilities of $15 million and a decrease in shareholders’ equity of $42 million.

The impact on shareholders’ equity arose because interest rate swaps held by our VIEs to hedge their exposure to interest rate risk did not qualify for hedge accounting prior to consolidation. The mark to market adjustments on those derivatives from their inception to November 1, 2004 would have been recognized in income. Since the new rules require us to reflect the results of the consolidated VIEs as if they had always been consolidated, without restatement of prior periods,the amount of mark to market losses prior to November 1, 2004 was recognized through our opening retained earnings. The adjustment was being amortized into income over the remaining life of the swaps. These derivatives qualified for hedge accounting while the VIEs were consolidated.

26   BMO Financial Group Second Quarter Report 2005

On April 29, 2005, we completed the restructuring of our customer securitization VIEs by either terminating or changing the terms of our swaps with the VIEs and amending some of the rights of noteholders in the VIEs. As a result they no longer meet the criteria for consolidation. The impact on our Consolidated Statement of Income of consolidating these VIEs for the six months ended April 30, 2005 was an increase in non-interest revenue — other of $5 million, related to the reversal of mark to market losses over the life of the related swaps ($3 million for the three months ended April 30, 2005). The impact on the Consolidated Statement of Income of deconsolidating these entities on April 29, 2005 was an increase in non-interest revenue — other of $44 million, an increase in income taxes of $7 million and an increase in net income of $37 million, representing the reversal of the unamortized mark to market losses on swaps that had been charged against retained earnings.

Our involvement with these and other VIEs is summarized in Note 8 of our consolidated financial statements for the year ended October 31, 2004, as set out on pages 96 and 97 of our 2004 Annual Report.

Merchant Banking Investments
On November 1, 2004, we adopted the CICA’s new accounting requirements applicable to our merchant banking subsidiaries. The new rules require these subsidiaries to account for their investments at fair value with changes in fair value recorded in net income. Previously, these subsidiaries accounted for their investments at cost. The impact of this change in accounting on our Consolidated Statement of Income for the six months ended April 30, 2005, including the initial adjustment to fair value on November 1, 2004, was an increase of $26 million in non-interest revenue, investment securities gains (losses), an increase in income taxes of $9 million and an increase in net income of $17 million.

Note 3     Allowance for Credit Losses

The allowance for credit losses recorded in our Consolidated Balance Sheet is maintained at a level which we consider adequate to absorb credit-related losses on our loans, customers’ liability under acceptances and other credit instruments. The portion related to other credit instruments is recorded in other liabilities in our Consolidated Balance Sheet.

A continuity of our allowance for credit losses is as follows:

	For the three months ended						For the six months ended
	Specific allowance		General allowance		Total		Specific allowance		General allowance		Total
	April 30,	April 30,	April 30,	April 30,	April 30,	April 30,	April 30,	April 30,	April 30,	April 30,	April 30,	April 30,
(Canadian $ in millions)	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Balance at beginning of period	$297	$599	$1,017	$1,140	$1,314	$1,739	$298	$611	$1,010	$1,180	$1,308	$1,791
Provision for credit losses	46	45	(40)	(40)	6	5	89	100	(40)	(80)	49	20
Recoveries	15	14	—	—	15	14	31	46	—	—	31	46
Write-offs	(107)	(121)	—	—	(107)	(121)	(179)	(230)	—	—	(179)	(230)
Foreign exchange and other	3	30	6	—	9	30	15	40	13	—	28	40

Balance at end of period	$254	$567	$983	$1,100	$1,237	$1,667	$254	$567	$983	$1,100	$1,237	$1,667

Comprised of:
Loans	$237	$567	$983	$1,100	$1,220	$1,667	$237	$567	$983	$1,100	$1,220	$1,667
Other credit instruments	17	—	—	—	17	—	17	—	—	—	17	—

Note 4     Securitization

During the six months ended April 30, 2005, we securitized residential mortgages totalling $1,441 million for total cash proceeds of $1,438 million ($700 million and $695 million respectively, for the three months ended April 30, 2005). The key weighted average assumptions used to value the deferred purchase price for these securitizations was an average term of 4.6 years, a prepayment rate of 8.0%, an interest rate of 5.01% and a discount rate of 3.73%. (4.7 years and 8.0%, 5.04% and 3.75% respectively, for the three months ended April 30, 2005). There were no expected credit losses as the mortgages are guaranteed by third parties. We retained responsibility for servicing these mortgages. We recorded $16 million of gains in non-interest revenue — securitization revenues, $58 million of deferred purchase price in other assets and $12 million of servicing liability in other liabilities related to the securitization of those loans ($11 million, $28 million and $6 million respectively, for the three months ended April 30, 2005). In addition, gains on sales of loans sold to revolving securitization vehicles were $26 million, for the six months ended April 30, 2005, ($18 million for the three months ended April 30, 2005).

BMO Financial Group Second Quarter Report 2005   27

Notes to Consolidated Financial Statements

Note 5     Acquisition

Mercantile Bancorp, Inc.
On December 30, 2004, we completed the acquisition of Indiana-based Mercantile Bancorp, Inc., a community bank, for total cash consideration of $194 million. As part of this transaction, we also acquired a small real estate company, Lake Commercial Corp. (collectively “MBI”). The results of MBI have been included in our consolidated financial statements since that date. The acquisition of MBI provides us with the opportunity to expand our community banking services into Northwest Indiana. As part of this acquisition, we acquired a core deposit intangible asset, which will be amortized on an accelerated basis over 10 years. Goodwill related to this acquisition is not deductible for tax purposes. MBI is part of our Retail and Commercial Banking reporting unit within the Personal and Commercial Client Group.

The estimated fair values of the assets acquired and the liabilities assumed at the date of acquisition are as follows:

Mercantile
(Canadian $ in millions)	Bancorp, Inc.
Cash resources	$111
Securities	166
Loans	620
Premises and equipment	24
Goodwill	86
Core deposit intangible asset	15
Other assets	27

Total assets	1,049

Deposits	752
Other liabilities	103

Total liabilities	855

Purchase price	$194

The purchase price allocation has been revised to reflect refinement as we complete the valuation of the assets acquired and liabilities assumed.

Note 6     Employee Compensation

Stock Options
During the six months ended April 30, 2005, we granted a total of 1,435,075 stock options. The weighted-average fair value of these options was $10.34 per option and was determined using a trinomial option pricing model, based on the following weighted-average assumptions:

For stock options granted during the six months ended April 30, 2005
Expected dividend yield	3.1%
Expected share price volatility	22.8%
Risk-free rate of return	4.2%
Expected period until exercise	7.1 years

The impact on our net income and earnings per share if we had recorded stock option expense in the current and prior periods based on the fair value of all of our outstanding stock options on their grant date is as follows:

	For the three months ended			For the six months ended
(Canadian $ in millions, except earnings per share figures)	April 30, 2005	April 30, 2004		April 30, 2005	April 30, 2004
Stock option expense included in employee compensation expense	$3	$1		$5	$3

Net income, as reported	$600	$591	(1)	$1,202	$1,112	(1)
Additional expense that would have been recorded if we had expensed all outstanding stock options granted before November 1, 2002	3	7		6	17

Pro forma net income	$597	$584		$1,196	$1,095

Earnings Per Share
Basic, as reported	$1.19	$1.16		$2.37	$2.18
Basic, pro forma	1.18	1.15		2.36	2.15
Diluted, as reported	1.16	1.12		2.32	2.12
Diluted, pro forma	1.16	1.12		2.31	2.09

(1)	Restated, refer to Note 2.

28   BMO Financial Group Second Quarter Report 2005

Pension and Other Employee Future Benefit Expenses
We recorded pension and other employee future benefit expenses as follows:

	Pension benefit plans		Other employee future benefit plans
	For the three months ended		For the three months ended
(Canadian $ in millions)	April 30, 2005	April 30, 2004	April 30, 2005	April 30, 2004
Benefits earned by employees	$31	$31	$4	$4
Interest cost on accrued benefit liability	50	53	11	12
Actuarial loss recognized in expense	17	18	3	2
Amortization of plan amendment costs	1	—	(2)	(2)
Expected return on plan assets	(57)	(55)	(1)	(1)

Benefits expense	42	47	15	15
Canada and Quebec pension plan expense	14	14	—	—
Defined contribution expense	3	3	—	—

Total pension and other employee future benefit expenses	$59	$64	$15	$15

	Pension benefit plans		Other employee future benefit plans
	For the six months ended		For the six months ended
(Canadian $ in millions)	April 30, 2005	April 30, 2004	April 30, 2005	April 30, 2004
Benefits earned by employees	$62	$59	$8	$8
Interest cost on accrued benefit liability	101	102	22	23
Actuarial loss recognized in expense	33	37	6	5
Amortization of plan amendment costs	2	1	(3)	(4)
Expected return on plan assets	(114)	(109)	(2)	(2)

Benefits expense	84	90	31	30
Canada and Quebec pension plan expense	26	27	—	—
Defined contribution expense	6	6	—	—

Total pension and other employee future benefit expenses	$116	$123	$31	$30

Note 7     Subordinated Debt

On April 22, 2005, we issued $500 million of subordinated debt under our Canadian Medium-Term Note Program. The issue, Series C Medium-Term Notes, Second Tranche, is due April 2020. Interest on this issue is payable semi-annually at a fixed rate of 4.87% until April 22, 2015, and at a floating rate equal to the rate on three month term Bankers’ Acceptances plus 1.00%, paid quarterly, thereafter to maturity.

On January 21, 2005, we issued $500 million of subordinated debt under our Canadian Medium-Term Note Program. The issue, Series C Medium-Term Notes, First Tranche, is due January 2015. Interest on this issue is payable semi-annually at a fixed rate of 4.00% until January 21, 2010, and at a floating rate equal to the rate on three month term Bankers’ Acceptances plus 1.00%, paid quarterly, thereafter to maturity.

On May 4, 2005, we announced our intention to redeem all of our 6.60% Series B Medium-Term Notes, First Tranche due 2010, on June 8, 2005, totalling $300 million. The notes will be redeemed at a redemption price of 100 percent of the principal amount plus unpaid accrued interest to the redemption date.

BMO Financial Group Second Quarter Report 2005   29

Notes to Consolidated Financial Statements

Note 8     Share Capital

During the quarter, we repurchased 3,252,800 common shares for $180 million, representing an average cost of $55.48 per share. During the six months ended April 30, 2005, we repurchased 5,299,300 common shares for $295 million at an average cost of $55.74 per share. There have been 6,678,700 common shares repurchased under the existing normal course issuer bid that expires on August 6, 2005 and pursuant to which we are permitted to repurchase up to 15,000,000 common shares.

Treasury Shares
Effective November 1, 2003, purchases and sales of Bank of Montreal shares by subsidiaries are recorded in shareholders’ equity. Prior to November 1, 2003, these shares were recorded as trading securities at market value, with related dividends and realized and unrealized gains and losses included in trading revenues. The impact of this change on our Consolidated Statement of Changes in Shareholders’ Equity was an increase in contributed surplus of $15 million for the six months ended April 30, 2004 (nil for the six months ended April 30, 2005).

Share Capital Outstanding (a)

(Canadian $ in millions, except as noted)	April 30, 2005
		Principal
	Number	Amount	Convertible into...
Preferred Shares — classified as liabilities
Class B — Series 4	8,000,000	$200	common shares (b)
Class B — Series 6	10,000,000	250	common shares (b)

Preferred Shares — classified as liabilities		450

Preferred Shares — classified as equity
Class B — Series 5	8,000,000	200	—
Class B — Series 10 (c)	12,000,000	396	common shares (b)

Preferred Shares — classified as equity		596

Common Shares	498,585,103	3,916	—

Total outstanding share capital — classified as equity		$4,512

Stock options issued under stock option plan		n/a	29,681,944 common shares

(a)	For additional information refer to Notes 18 and 19 to our consolidated financial statements for the year ended October 31, 2004 on pages 108 to 111 of our 2004 Annual Report.
(b)	The number of shares issuable on conversion is not determinable until the date of conversion.
(c)	Face value is US$300 million.
n/a — not applicable

Note 9     Legal Proceedings

During the quarter, we recorded a $25 million provision for a legal claim against a company acquired by the Private Client Group in the United States in 2002.

Note 10     United States Generally Accepted Accounting Principles

Reporting under United States GAAP would have resulted in the following:

(Canadian $ in millions, except earnings per share figures)	For the three months ended		For the six months ended
	April 30, 2005	April 30, 2004(1)	April 30, 2005	April 30, 2004(1)
Net Income — Canadian GAAP	$600	$591	$1,202	$1,112
United States GAAP adjustments	(34)	8	(86)	(121)

Net Income — United States GAAP	$566	$599	$1,116	$991

Earnings Per Share
Basic — Canadian GAAP	$1.19	$1.16	$2.37	$2.18
Basic — United States GAAP	1.12	1.16	2.20	1.90
Diluted — Canadian GAAP	1.16	1.12	2.32	2.12
Diluted — United States GAAP	1.09	1.13	2.15	1.85

(1)	For the three months and six months ended April 30, 2004, net income — Canadian GAAP has been restated to conform to the current period’s presentation (see Note 2). Consequently, the United States GAAP adjustments amount for those periods have also been restated to reflect this change. However, net income as well as earnings per share — United States GAAP remain the same as previously reported.

30   BMO Financial Group Second Quarter Report 2005

Note 11     Operating and Geographic Segmentation

(Canadian $ in millions)

				Corporate	Total	Teb	Total
For the three months ended April 30, 2005	P&C	PCG	IBG	Support(2)	(teb basis)(3)	adjustments	(GAAP basis)
Net interest income	$856	$143	$273	$(60)	$1,212	$(31)	$1,181
Non-interest revenue	414	360	407	35	1,216	—	1,216

Total Revenue	1,270	503	680	(25)	2,428	(31)	2,397
Provision for credit losses	76	1	25	(96)	6	—	6
Non-interest expense	781	382	359	57	1,579	—	1,579

Income before taxes and non-controlling interest in subsidiaries	413	120	296	14	843	(31)	812
Income taxes	120	43	90	(24)	229	(31)	198
Non-controlling interest in subsidiaries	—	—	—	14	14	—	14

Net Income	$293	$77	$206	$24	$600	$—	$600

Average Assets	$125,695	$7,068	$172,966	$5,133	$310,862	$—	$310,862

Goodwill (As At)	$692	$834	$103	$3	$1,632	$—	$1,632

				Corporate	Total	Teb	Total
For the three months ended April 30, 2004 (Restated)(1)	P&C	PCG	IBG	Support(2)	(teb basis)(3)	adjustments	(GAAP basis)
Net interest income	$814	$133	$302	$(55)	$1,194	$(39)	$1,155
Non-interest revenue	338	357	435	121	1,251	—	1,251

Total Revenue	1,152	490	737	66	2,445	(39)	2,406
Provision for credit losses	74	1	45	(115)	5	—	5
Non-interest expense	762	392	380	31	1,565	—	1,565

Income before taxes and non-controlling interest in subsidiaries	316	97	312	150	875	(39)	836
Income taxes	110	34	106	30	280	(39)	241
Non-controlling interest in subsidiaries	—	—	—	4	4	—	4

Net Income	$206	$63	$206	$116	$591	$—	$591

Average Assets	$115,276	$7,210	$150,302	$3,965	$276,753	$—	$276,753

Goodwill (As At)	$453	$879	$80	$3	$1,415	$—	$1,415

				Corporate	Total	Teb	Total
For the six months ended April 30, 2005	P&C	PCG	IBG	Support(2)	(teb basis)(3)	adjustments	(GAAP basis)
Net interest income	$1,730	$283	$548	$(123)	$2,438	$(59)	$2,379
Non-interest revenue	826	702	840	61	2,429	—	2,429

Total Revenue	2,556	985	1,388	(62)	4,867	(59)	4,808
Provision for credit losses	150	2	50	(153)	49	—	49
Non-interest expense	1,543	750	731	88	3,112	—	3,112

Income before taxes and non-controlling interest in subsidiaries	863	233	607	3	1,706	(59)	1,647
Income taxes	276	83	164	(47)	476	(59)	417
Non-controlling interest in subsidiaries	—	—	—	28	28	—	28

Net Income	$587	$150	$443	$22	$1,202	$—	$1,202

Average Assets	$124,294	$7,055	$166,951	$5,086	$303,386	$—	$303,386

Goodwill (As At)	$692	$834	$103	$3	$1,632	$—	$1,632

				Corporate	Total	Teb	Total
For the six months ended April 30, 2004 (Restated)(1)	P&C	PCG	IBG	Support(2)	(teb basis)(3)	adjustments	(GAAP basis)
Net interest income	$1,629	$271	$626	$(67)	$2,459	$(77)	$2,382
Non-interest revenue	724	690	831	112	2,357	—	2,357

Total Revenue	2,353	961	1,457	45	4,816	(77)	4,739
Provision for credit losses	149	3	89	(221)	20	—	20
Non-interest expense	1,521	785	761	59	3,126	—	3,126

Income before taxes and non-controlling interest in subsidiaries	683	173	607	207	1,670	(77)	1,593
Income taxes	235	57	196	62	550	(77)	473
Non-controlling interest in subsidiaries	1	—	—	7	8	—	8

Net Income	$447	$116	$411	$138	$1,112	$—	$1,112

Average Assets	$113,940	$7,042	$147,369	$4,037	$272,388	$—	$272,388

Goodwill (As At)	$453	$879	$80	$3	$1,415	$—	$1,415

(1)	See Note 2 and Inter Group Allocations section.
(2)	Corporate Support includes Technology and Solutions.
(3)	Taxable equivalent basis — see Basis of Presentation section.

BMO Financial Group Second Quarter Report 2005   31

Notes to Consolidated Financial Statements

Note 11     Operating and Geographic Segmentation (cont’d)

(Canadian $ in millions), Taxable equivalent basis(1)

For the three months ended April 30, 2005	Canada	United States	Other Countries	Total
Net interest income	$856	$332	$24	$1,212
Non-interest revenue	854	326	36	1,216

Total Revenue	1,710	658	60	2,428
Provision for credit losses	32	(15)	(11)	6
Non-interest expense	1,057	491	31	1,579

Income before taxes and non-controlling interest in subsidiaries	621	182	40	843
Income taxes	197	48	(16)	229
Non-controlling interest in subsidiaries	9	5	—	14

Net Income	$415	$129	$56	$600

Average Assets	$208,657	$75,565	$26,640	$310,862

For the three months ended April 30, 2004 (Restated)(2)	Canada	United States	Other Countries	Total
Net interest income	$782	$366	$46	$1,194
Non-interest revenue	841	366	44	1,251

Total Revenue	1,623	732	90	2,445
Provision for credit losses	7	31	(33)	5
Non-interest expense	1,033	500	32	1,565

Income before taxes and non-controlling interest in subsidiaries	583	201	91	875
Income taxes	193	69	18	280
Non-controlling interest in subsidiaries	1	3	—	4

Net Income	$389	$129	$73	$591

Average Assets	$178,471	$72,398	$25,884	$276,753

For the six months ended April 30, 2005	Canada	United States	Other Countries	Total
Net interest income	$1,745	$643	$50	$2,438
Non-interest revenue	1,684	661	84	2,429

Total Revenue	3,429	1,304	134	4,867
Provision for credit losses	84	(17)	(18)	49
Non-interest expense	2,144	909	59	3,112

Income before taxes and non-controlling interest in subsidiaries	1,201	412	93	1,706
Income taxes	401	116	(41)	476
Non-controlling interest in subsidiaries	17	11	—	28

Net Income	$783	$285	$134	$1,202

Average Assets	$205,986	$73,352	$24,048	$303,386

For the six months ended April 30, 2004 (Restated)(2)	Canada	United States	Other Countries	Total
Net interest income	$1,641	$727	$91	$2,459
Non-interest revenue	1,632	645	80	2,357

Total Revenue	3,273	1,372	171	4,816
Provision for credit losses	(24)	77	(33)	20
Non-interest expense	2,083	978	65	3,126

Income before taxes and non-controlling interest in subsidiaries	1,214	317	139	1,670
Income taxes	394	133	23	550
Non-controlling interest in subsidiaries	1	7	—	8

Net Income	$819	$177	$116	$1,112

Average Assets	$177,056	$71,180	$24,152	$272,388

(1)	Taxable equivalent basis — see Basis of Presentation section.
(2)	See Note 2 and Inter Group Allocations section.

32   BMO Financial Group Second Quarter Report 2005

Operating Groups

We conduct our business through operating groups, each of which has a distinct mandate. We determine operating groups based on our management structure and therefore our operating groups may not be comparable with other financial services companies. We evaluate the performance of our groups using measures such as net income, return on equity, net economic profit and non-interest expense-to-revenue (productivity) ratio.

Personal and Commercial Client Group
Personal and Commercial Client Group (“P&C”) offers a full range of products and services in Canada and the United States through direct banking channels such as branches, telephone banking, online banking and a network of automated banking machines.

Private Client Group
Private Client Group (“PCG”) brings together all of our wealth management businesses. Operating primarily in Canada and the United States, PCG serves a full range of North American client segments, from mainstream to ultra-high net worth, as well as select institutional market segments. PCG offers its clients a broad range of wealth management products and services, including full-service and direct investing, private banking and investment products, providing the tools they need to accumulate, protect and grow their financial assets.

Investment Banking Group
Investment Banking Group (“IBG”) combines all of our businesses serving corporate, institutional and government clients. In Canada, its client base comprises large corporations and institutions across a broad range of industry sectors. In the United States, it serves middle-market and institutional clients in selected sectors. IBG also serves institutional and government clients in the United Kingdom, Europe and Asia. It offers clients complete financial solutions across the entire balance sheet, including treasury services, cash management, foreign exchange, trade finance, corporate lending, securitization, and public and private debt and equity underwriting. The group also offers financial advisory services in mergers and acquisitions and restructurings, while providing investing clients with research, sales and trading services.

Corporate Support, including Technology and Solutions
Corporate Support, includes Technology and Solutions (“T&S”) and the Corporate units that provide expertise and governance support in areas such as strategic planning, law, finance, internal audit, risk management, corporate communications, economics, corporate marketing, human resources and learning. Operating results for Corporate Support include revenues and expenses associated with certain securitization activities, the hedging of foreign-source earnings and activities related to the management of certain balance sheet positions and our overall asset liability structure.

T&S manages and maintains information technology, processing, real estate and sourcing for the Bank. The unit focuses on enterprise-wide priorities and integrates common infrastructure and service standards to maximize operational quality, effectiveness and efficiency. Operating results for T&S are included with Corporate Support for reporting purposes. However, costs of T&S services are transferred to P&C, PCG and IBG and only minor amounts are retained in T&S’s results. As such, results for Corporate Support largely reflect operating results of Corporate units.

Corporate Support also includes residual revenues and expenses representing the differences between actual amounts incurred and the amounts allocated to operating groups.

Basis of Presentation
The results of these operating groups are based on our internal financial reporting systems. The accounting policies used in these groups are generally consistent with those followed in the preparation of the consolidated financial statements as disclosed in Notes 1 and 2. Notable accounting measurement differences are the taxable equivalent basis adjustment and the provision for credit losses, as described below.

Taxable Equivalent Basis
We analyze net interest income on a taxable equivalent basis (“teb”). This basis includes an adjustment that increases GAAP revenues and the GAAP provision for income taxes by an amount that would increase revenues on certain tax-exempt securities to a level that would incur tax at the statutory rate. Analysis on a teb basis neutralizes the impact of investing in tax-exempt or tax-advantaged securities rather than fully taxable securities with higher yields.

Provisions for Credit Losses
Provisions for credit losses are generally allocated to each group based on expected losses for that group over an economic cycle. Differences between expected loss provisions and required provisions under GAAP are included in Corporate Support.

BMO Financial Group Second Quarter Report 2005   33

Notes to Consolidated Financial Statements

Note 11     Operating and Geographic Segmentation (cont’d)

Inter Group Allocations
On November 1, 2004, we implemented new funds transfer pricing and cost methodologies. The new funds transfer pricing methodology is matched — maturity based, and the cost system is activity based. These enhancements provide more detailed profitability information. Although there is no impact on consolidated results, these changes had small impacts on the profit and loss of our operating segments. Historical reclassifications were performed to better align the comparative results of the banking groups. The impact of these changes on the prior period results are as follows:

(Canadian $ in millions) increase/(decrease)
				Corporate
For the three months ended April 30, 2004	P&C	PCG	IBG	Support(1)	Total
Net interest income	$(15)	$9	$(1)	$7	$—
Non-interest revenue	14	(8)	(5)	(1)	—

Total Revenue	(1)	1	(6)	6	—
Provision for credit losses	(1)	1	—	—	—
Non-interest expense	(1)	—	(6)	7	—

Income before taxes and non-controlling interest in subsidiaries	1	—	—	(1)	—
Income taxes	—	—	—	—	—
Non-controlling interest in subsidiaries	—	—	—	—	—

Net Income	$1	$—	$—	$(1)	$—

Average Assets	$(1,820)	$1,820	$—	$—	$—

(1)	Corporate Support includes Technology and Solutions.

(Canadian $ in millions) increase/(decrease)
				Corporate
For the six months ended April 30, 2004	P&C	PCG	IBG	Support(1)	Total
Net interest income	$(32)	$17	$(1)	$16	$—
Non-interest revenue	28	(16)	(10)	(2)	—

Total Revenue	(4)	1	(11)	14	—
Provision for credit losses	(2)	2	—	—	—
Non-interest expense	(2)	1	(12)	13	—

Income before taxes and non-controlling interest in subsidiaries	—	(2)	1	1	—
Income taxes	—	(1)	—	1	—
Non-controlling interest in subsidiaries	—	—	—	—	—

Net Income	$—	$(1)	$1	$—	$—

Average Assets	$(1,817)	$1,817	$—	$—	$—

(1)	Corporate Support includes Technology and Solutions.

Geographic Information
We operate primarily in Canada and the United States but also have operations in the United Kingdom, Europe, the Caribbean and Asia, which are grouped in Other Countries. We allocate our results by geographic region based on the location of the unit responsible for managing the related assets, liabilities, revenues and expenses, except for the consolidated provision for credit losses, which is allocated based upon the country of ultimate risk.

Prior periods are restated to give effect to the current period’s organization structure and presentation changes.

34     BMO Financial Group Second Quarter Report 2005